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                             April 30, 2024

       Matthew Walsh
       Chief Financial Officer
       Organon & Co.
       30 Hudson Street, Floor 33
       Jersey City, New Jersey 07302

                                                        Re: Organon & Co.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed
February 15, 2024
                                                            File No. 001-40235

       Dear Matthew Walsh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Filed February 15, 2024

       Exhibit 99.1
       Organon Reports Results for the Fourth Quarter and Full Year Ended December 31, 2023, page 1

   1. Within the header of your earnings release you discuss the non-GAAP measure Adjusted
                                                        EBITDA without also
discussing the most comparable GAAP measure of net income.
                                                        This presentation gives
greater prominence to the non-GAAP measure and does not
                                                        comply with Item
10(e)(1)(i)(A) of Regulation S-K. Please revise your header and presentations in future
filings accordingly. Refer to Question 102.10(a) of the Division's
                                                        Compliance & Disclosure
Interpretations (   C&DIs   ) on Non-GAAP Financial Measures.
       Table 4. Reconciliation of GAAP Reported to Non-GAAP Adjusted Information, page 14

   2. We note your non-GAAP reconciliation tables presented here and on page15 give the appearance of a full
non-GAAP income statement. Please note that the presentation of a full non-GAAP income
statement, or a presentation that gives the appearance of one, may place undue prominence
on the non-GAAP information and give the impression that
 Matthew Walsh
Organon & Co.
April 30, 2024
Page 2
         the non-GAAP income statement represents a comprehensive basis of accounting. Please remove this presentation in your future filings. To the extent you wish to present any of the non-GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to
         Question 102.10(a) and (c) of the C&DIs for Non-GAAP Financial
Measures.
3. We note that table 4 presents the tax impact of your non-GAAP adjustments. Please revise future filings to provide a brief explanation as to how the tax impact of the non-GAAP adjustments were computed. Refer to Question 102.11 of the C&DIs for Non-
         GAAP Financial Measures.
Table 5. Reconciliation of GAAP Income Before Income Taxes to Adjusted EBITDA, page 16

4.       We note that you present Adjusted EBITDA as a non-GAAP performance measure.
         However, your reconciliation does not reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), as required by Item 10(e)(1)(i)(B) of
         Regulation S-K. Please revise your presentation in future filings accordingly. Refer also to
         Question 103.02 of the C&DIs for Non-GAAP Financial Measures.
5.       Please refer to footnote (2) and    one-time costs.    Please tell us
and revise your future
         filings to quantify and describe the nature of each of the significant components of these adjustments. Explain to us how each of these one-time costs comply with the guidance of
         Questions 100.01 and 102.03 of the C&DIs for Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Tara Harkins at 202-551-3639 with any questions.



FirstName LastNameMatthew Walsh                                Sincerely,
Comapany NameOrganon & Co.
                                                               Division of
Corporation Finance
April 30, 2024 Page 2                                          Office of Life
Sciences
FirstName LastName